UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 17, 2012

Commission file number:

1-14251

SAP AG

(Exact name of registrant as specified in its charter)

SAP CORPORATION

(Translation of registrant’s name into English)

Dietmar-Hopp-Allee 16

69190 Walldorf

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SAP AG

FORM 6-K

On February 16, 2012, SAP AG, a stock corporation organized under the laws of Germany (SAP), and SuccessFactors, Inc., a Delaware corporation (SuccessFactors), issued a joint press release (the Press Release) announcing the successful completion of the cash tender offer for all outstanding shares of common stock of SuccessFactors by Saturn Expansion Corporation, a wholly-owned subsidiary of SAP America, Inc. and an indirectly wholly-owned subsidiary of SAP, which expired at 5:00 p.m., New York City time on February 15, 2012. The press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “intend”, “may”, “plan”, “project”, “predict”, “should” and “will” and similar expressions as they relate to SAP or SuccessFactors are intended to identify such forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s or SuccessFactors’s future financial results are discussed more fully in SAP’s filings with the United States Securities and Exchange Commission, including SAP’s annual report on Form 20-F for the year ended December 31, 2010 and SuccessFactors’s quarterly report on Form 10-Q for the quarter ended September 30, 2011, each of which is on file with the SEC and available at the SEC’s website at www.sec.gov. Neither SAP nor SuccessFactors is obligated to update these forward-looking statements to reflect events or circumstances after the date of this document. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

EXHIBITS

Exhibit No.	Exhibit

99.1	Joint press release issued by SAP and SuccessFactors dated February 16, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AG
(Registrant)

By:	/s/ Michael Ploetner
	Name:	Michael Ploetner
	Title:	Authorized Signatory

By:	/s/ Wendy Boufford
	Name:	Wendy Boufford
	Title:	Authorized Signatory

Date: February 17, 2012

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Joint press release issued by SAP and SuccessFactors dated February 16, 2012